SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

NOVATEL WIRELESS, INC.

(Name of Subject Company (Issuer))

INSEEGO CORP.

(Name of Filing Person (Offeror and Affiliate of Issuer))

5.50% Convertible Senior Notes due 2020

(Title of Class of Securities)

66987MAE9

(CUSIP Number of Class of Securities)

Lance Bridges

Senior Vice President, General Counsel and Secretary

Inseego Corp.

9645 Scranton Road, Suite 205

San Diego, CA 92121

(858) 812-3400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Teri O’Brien, Esq.

Paul Hastings LLP

4747 Executive Drive, 12th Floor

San Diego, CA 92121

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$111,600,000	$12,934.44

(1) Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(2) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated based on the average of the bid and ask price for each $1,000 principal amount of the Novatel Wireless, Inc. 5.50% Convertible Senior Notes due 2020 (which are sought for exchange) (the “Novatel Wireless Notes”) on the over-the-counter market on December 6, 2016. The Transaction Valuation was calculated assuming that all outstanding Novatel Wireless Notes are being exchanged per the exchange offer for the 5.50% Convertible Senior Notes due 2022 of Inseego Corp.

(2) The registration fee has been calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,934.44	Filing Party: Inseego Corp.
Form or Registration No.: S-4	Date Filed: December 7, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer pursuant to which Inseego Corp., a Delaware corporation (“Inseego”), is offering to exchange (the “Exchange Offer”) up to $120,000,000 aggregate principal amount of 5.50% Convertible Senior Notes due 2022 to be issued by Inseego (the “Inseego Notes”) for up to $120,000,000 aggregate principal amount of 5.50% Convertible Senior Notes due 2020 (the “Novatel Wireless Notes”) issued by Novatel Wireless, Inc., a Delaware corporation and wholly owned subsidiary of Inseego (“Novatel Wireless”).

Inseego is the successor, for purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to Novatel Wireless as a result of a recently completed internal reorganization (the “Reorganization”). In connection with the Reorganization, Vanilla Merger Sub, Inc., a newly formed Delaware corporation and direct, wholly owned subsidiary of Inseego and indirect, wholly owned subsidiary of Novatel Wireless formed solely for the purpose of effecting the Reorganization, merged with and into Novatel Wireless, with Novatel Wireless surviving as a direct, wholly owned subsidiary of Inseego (the “Merger”). As described in the notice to certain stockholders regarding the Reorganization, sent on or about November 8, 2016 (the “Notice of Reorganization”), the Merger constituted a Common Stock Change Event, as defined in the Indenture, dated as of June 10, 2015, between Novatel Wireless and Wilmington Trust, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of November 8, 2016, among Inseego, Novatel Wireless and the Trustee (as so supplemented, the “Novatel Wireless Indenture”). Following the Merger, and as more fully described in the Novatel Wireless Indenture and the Notice of Reorganization, the Novatel Wireless Notes are convertible into shares of common stock, par value $0.001 per share, of Inseego (the “Inseego Common Stock”), subject to the terms, conditions, and adjustments specified in the Novatel Wireless Indenture and the Novatel Wireless Notes.

Inseego has agreed to sell its mobile broadband business, which includes its MiFi branded hotspots and USB modem product lines, which is currently operated by Novatel Wireless (the “Sale”), pursuant to the terms of that certain Stock Purchase Agreement, dated September 21, 2016, by and between Inseego (formerly Vanilla Technologies, Inc.) and Novatel Wireless, on the one hand, and T.C.L. Industries Holdings (H.K.) Limited and Jade Ocean Global Limited (collectively, the “Purchasers”), on the other hand, for $50.0 million in cash to be paid to Inseego upon the closing of the Sale, subject to potential adjustment based on Novatel Wireless’s closing working capital and indebtedness. Upon completion of the Sale, Novatel Wireless will become a wholly owned subsidiary of the Purchasers.

In connection with the Exchange Offer, Inseego is hereby soliciting (the “Solicitation” and together with the Exchange Offer, the “Exchange Offer and Solicitation”) the consent of holders of the Novatel Wireless Notes to amend certain terms and conditions of the Novatel Wireless Indenture and the Novatel Wireless Notes (the “Amendments,” and the Novatel Notes, as so amended, the “Amended Novatel Wireless Notes”). The Amendments will, among other things, eliminate certain events of default and substantially all of the restrictive covenants in the Novatel Wireless Indenture and the Novatel Wireless Notes, including the merger covenant, which sets forth certain requirements that must be met for Novatel Wireless to consolidate, merge or sell all or substantially all of its assets, and the reporting covenant, which requires Novatel Wireless to provide certain periodic reports to noteholders. If you hold Novatel Wireless Notes and decline to exchange them in the Exchange Offer and Solicitation, you will, upon the consummation of the Exchange Offer and Solicitation, hold Amended Novatel Wireless Notes instead of Novatel Wireless Notes by operation of the Amendments.

The Exchange Offer and Consent Solicitation commenced on December 7, 2016 and shall expire immediately following 11:59 p.m., New York City time on January 5, 2017, unless extended or earlier terminated by Inseego. The Exchange Offer and Solicitation is made on the terms and subject to the conditions contained in the Prospectus (the “Prospectus”), which forms a part of the Registration Statement on Form S-4, dated December 7, 2016 (the “Registration Statement”), as the same may be amended or supplemented, and the related letter of transmittal and consent (the “Letter of Transmittal”), which are incorporated by reference as exhibits (a)(1) and (a)(3), respectively, hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Exchange Act. All information contained in the Prospectus and the Letter of Transmittal, and any amendments or any other supplements thereto relating to the Exchange Offer and Solicitation, are hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

Item 1. Summary Term Sheet.

The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation” and “Questions and Answers about the Exchange Offer and Consent Solicitation” of the Prospectus is incorporated herein by reference.

Item 2. Subject Company Information.

(a)         Name and Address.  The name of the subject company is Novatel Wireless, Inc. The address of the principal executive offices of the subject company is: 9645 Scranton Road, Suite 205, San Diego, California, 92121. Beginning on December 12, 2016, the subject company’s principal offices will be located at 9605 Scranton Road, Suite 300, San Diego, CA 92121. The telephone number of the principal executive offices of the subject company is (858) 812-3400.

(b)         Securities.  The subject class of securities is the 5.50% Convertible Senior Notes due 2020 issued by Novatel Wireless. As of the date of this Schedule TO, $120,000,000 aggregate principal amount of the Novatel Wireless Notes are outstanding.

(c)         Trading Market and Price.  There is no established trading market for the Novatel Wireless Notes other than limited or sporadic quotations.

Item 3. Identity and Background of Filing Person.

(a)         Name and Address. Inseego is the filing person and an affiliate of Novatel Wireless. Novatel Wireless is a wholly owned subsidiary of Inseego. The address of Inseego is 9645 Scranton Road, Suite 205, San Diego, California, 92121. Beginning on December 12, 2016, Inseego’s principal offices will be located at 9605 Scranton Road, Suite 300, San Diego, CA 92121. The telephone number of the principal executive offices of Inseego is (858) 812-3400.

As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of Inseego. No single person or group of persons controls Inseego.

Name	Position(s) held
Sue Swenson	Director and Chief Executive Officer
Michael A. Newman	Executive Vice President, Chief Financial Officer and Assistant Secretary
Lance Bridges	Senior Vice President, General Counsel and Secretary
Stephen Sek	Senior Vice President, Chief Technology Officer
Philip Falcone	Director
James Ledwith	Director
Robert Pons	Director
David Werner	Director

The address of each individual listed above is 9645 Scranton Road, Suite 205, San Diego, California, 92121. Beginning on December 12, 2016, the address of each such individual will be 9605 Scranton Road, Suite 300, San Diego, CA 92121. The telephone number of each such individual is (858) 812-3400.

Item 4. Terms of the Transaction.

(a)	Material Terms.

(1)	Tender Offers.

(i)         The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Questions and Answers about the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation” of the Prospectus is incorporated herein by reference.

(ii)         The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Summary—The Inseego Notes,” “Questions and Answers about the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation” and “Description of the Inseego Notes” of the Prospectus is incorporated herein by reference.

(iii)         The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Questions and Answers about the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation—Expiration Date; Extensions; Amendments” of the Prospectus is incorporated herein by reference.

(iv)         Not Applicable.

(v)         The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Questions and Answers about the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation—Expiration Date; Extensions; Amendments” of the Prospectus is incorporated herein by reference.

(vi)         The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Questions and Answers about the Exchange Offer and Consent Solicitation,” “The Proposed Amendments,” and “The Exchange Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Corresponding Consents” of the Prospectus is incorporated herein by reference.

(vii)         The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Questions and Answers about the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Corresponding Consents” and “The Exchange Offer and Consent Solicitation—Procedures for Tendering and Consenting” of the Prospectus is incorporated herein by reference.

(viii)         The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Questions and Answers about the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation,” and “The Exchange Offer and Consent Solicitation—Procedures for Tendering and Consenting” of the Prospectus is incorporated herein by reference.

(ix)         Not Applicable.

(x)         The information set forth under the headings “Summary,” “Risk Factors,” “Questions and Answers about the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation,” “Description of the Inseego Notes” and “Description of Differences Between the Novatel Wireless Notes, the Amended Novatel Wireless Notes and the Inseego Notes” of the Prospectus is incorporated herein by reference.

(xi)         The information set forth under the heading “The Exchange Offer and Consent Solicitation—Accounting Treatment” of the Prospectus is incorporated herein by reference.

(xii)         The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation” and “Material U.S. Federal Income Tax Consequences” of the Prospectus is incorporated herein by reference.

(b)         Purchases.  None of Inseego’s officers, directors or affiliates holds any of the Novatel Wireless Notes and, therefore, no existing Novatel Wireless Notes will be purchased from any officer, director or affiliate of Inseego in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)         Agreements involving the subject company’s securities. The subject company is a wholly owned subsidiary of Inseego, and there are no agreements between Inseego and any other person involving the subject company’s securities. However, we believe that because the Novatel Wireless Notes are convertible into Inseego Common Stock, the agreements involving the Inseego Common Stock may be material to holders of the Novatel Wireless Notes. Such agreements are described below.

The information set forth in the Prospectus in the section entitled “Description of Capital Stock” and in (d)(i)-(d)(10) of the exhibit list is incorporated herein by reference.

Inseego sponsors certain equity-based compensation plans. See the Amended and Restated Inseego Corp. 2000 Employee Stock Purchase Plan (incorporated herein by reference to Appendix A to the Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) by Novatel Wireless on May 2, 2011), the Amended and Restated Inseego Corp. 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC by Novatel Wireless on August 9, 2007), the Amended and Restated Inseego Corp. 2009 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Novatel Wireless on June 20, 2016), and the Amended and Restated Inseego Corp. 2015 Incentive Compensation Plan (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed with the SEC by Novatel Wireless on October 1, 2015). For further information regarding the terms of Inseego’s equity-based compensation plans and agreements, see Notes 8 and 9 to the December 31, 2015 consolidated financial statements (incorporated herein by reference to such Notes 8 and 9 to the Consolidated Financial Statements included in the Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC by Novatel Wireless on March 14, 2016).

Inseego has adopted a stock ownership policy, which provides that the executive officers and non-management directors of Inseego must own a minimum amount of Inseego Common Stock. The Chief Executive Officer of Inseego must own at least three times her base salary, all executive officers must own an amount equal to their base salary and non-management directors must own an amount equal to their annual cash retainer. If Inseego appoints a Chief Operating Officer or a President who is not also the Chief Executive Officer, such individuals must own at least two times their base salary. All officers and directors who are subject to the stock ownership policy must be in compliance with their minimum ownership requirement before the first year end following the fifth anniversary of being subject to the policy.

As of November 30, 2016, there were outstanding warrants to purchase 1,886,630 shares of Inseego Common Stock. These warrants are generally only exercisable on a cash basis; provided, however, that the warrants may be exercised on a cashless basis if and only if a registration statement relating to the issuance of the shares underlying the warrants is not then effective or an exemption from registration is not available for the resale of such shares. Any such net exercise will dilute the ownership interests of existing stockholders without any corresponding benefit to Inseego of a cash payment for the exercise price of such warrant.

Inseego is also party to an Investors’ Rights Agreement, dated September 3, 2014 (the “Investors’ Rights Agreement”), pursuant to which it has registered the resale of certain shares of Inseego Common Stock held by HC2 Holdings 2, Inc. (the “Initial Holder”) and/or its transferees, donees, pledgees or other successors-in-interest on a registration statement on Form S-3. The Initial Holder is a wholly owned subsidiary of HC2 Holdings, Inc., a Delaware corporation (“HC2”). Philip Falcone and Robert Pons each serve as members of the board of directors of Inseego (the “Inseego Board”). In addition, Mr. Pons serves on the Nominating and Corporate Governance Committee and the Compensation Committee of the Inseego Board. Mr. Falcone is the Chairman of the Board, President and Chief Executive Officer of HC2. Mr. Pons is the Executive Vice President of HC2’s subsidiary, PTGi International Carrier Services, Inc.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)         Purposes and (b) Use of Securities Acquired. The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer and Consent Solicitation—Why is Inseego Making the Exchange Offer and Consent Solicitation?,” “The Exchange Offer and Consent Solicitation—Purpose of the Exchange Offer and Consent Solicitation” and “Use of Proceeds” are incorporated by reference herein.

(c)         Plans.

(1) The information set forth under the headings “Summary—The Company,” “Questions and Answers about the Exchange Offer and Consent Solicitation—Why is Inseego Making the Exchange Offer and Consent Solicitation?” “Questions and Answers about the Exchange Offer and Consent Solicitation—What is the Sale?” and “Risk Factors—Risks Related to the Sale” of the Prospectus is herein incorporated by reference.

(2) See Item 6(c)(1) above.

(3) See Item 6(c)(1) above.

(4) In connection with the Reorganization, Inseego assumed the offer letters, change in control and severance agreements, indemnification agreements and other contractual arrangements previously entered into between Novatel Wireless and its officers and directors. In addition, on November 3, 2016, Stephen Sek, the Senior Vice President and Chief Technology Officer of Inseego, entered into an Acknowledgement, Waiver and Consent (the “Acknowledgement”) with Inseego and Novatel Wireless acknowledging and agreeing that coincident with the closing of the Sale, he will voluntarily resign from his employment with Inseego and accept employment with Novatel Wireless, then-owned by the Purchasers, which resignation will not constitute a “Covered Termination” under, and as defined in, his change in control and severance agreement. As consideration for this Acknowledgement, Inseego has agreed that, effective as of and contingent upon the closing of the Sale, each outstanding and unvested Inseego stock option and restricted stock unit award held by Mr. Sek shall immediately become vested and, if applicable, exercisable, and any forfeiture restrictions or rights of repurchase thereon shall immediately lapse with respect to that number of shares of common stock that would have vested had Mr. Sek’s employment with Inseego continued through April 13, 2018.

(5) See Item 6(c)(1) above.

(6) As a result of the Reorganization, the common stock of Novatel Wireless is no longer listed on The NASDAQ Global Select Market.

(7) None.

(8) As a result of the Reorganization, the common stock of Novatel Wireless has ceased reporting pursuant to Section 13 or 15(d) of the Exchange Act.

(9) See Item 6(c)(1) above.

(10) None.

Item 7. Source and Amount of Funds and Other Consideration.

(a)         Source of Funds. The consideration to be used in the Exchange Offer consists of the Inseego Notes. If all of the existing Novatel Wireless Notes are tendered and accepted for exchange, an aggregate principal amount of $120,000,000 of the Inseego Notes will be issued. Inseego intends to pay the fees and expenses relating to the Exchange Offer, including the fees and expenses of the exchange agent, the information agent, the dealer manager, the financial printer, counsel, accountants and other professionals, with cash on hand.

(b)         Conditions. Not applicable.

(d)         Borrowed Funds. Not Applicable.

Item 8. Interest in Securities of the Subject Company.

(a)         Securities Ownership. None.

(b)         Securities Transactions. None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)         Solicitations or Recommendations. The information set forth in the Prospectus in the sections entitled “The Exchange Offer and Consent Solicitation—Exchange Agent,” “The Exchange Offer and Consent Solicitation—Information Agent” and “The Exchange Offer and Consent Solicitation—Dealer Manager” is incorporated herein by reference. None of Inseego, its management, its board of directors, Novatel Wireless, the dealer manager, the exchange and information agent or the trustee is making any recommendation as to whether holders of Novatel Wireless Notes should tender Novatel Wireless Notes for exchange in the Exchange Offer or deliver consents to the Amendments to the Novatel Wireless Indenture and the Novatel Wireless Notes.

Item 10. Financial Statements.

(a)         Financial Information.

(1)         The audited consolidated financial statements of Novatel Wireless set forth on pages F-1 through F-39 in the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 14, 2016 are incorporated herein by reference.

(2)         The unaudited condensed consolidated financial statements of Novatel Wireless set forth on pages 2 through 21 in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, filed with the SEC on November 7, 2016 are incorporated herein by reference.

(3)         The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(4)         The book value per share of Inseego Common Stock as of September 30, 2016, the date of the most recent balance sheet presented, was $0.14.

(b)         Pro Forma Information. With respect to the Sale, the unaudited pro forma condensed consolidated financial statements included on pages 59-65 of the Definitive Proxy Statement on Schedule 14A, filed with the SEC by Inseego on December 5, 2016 are herein incorporated by reference. In addition, the information set forth in the Prospectus in the section entitled “Capitalization” is incorporated herein by reference.

Copies of the financial statements incorporated herein by reference pursuant to this Item 10 can be obtained at no cost by telephone request at (858) 812-3400 or by written request by mail at: Inseego Corp., Attention: Stockholder Services, 9645 Scranton Road, Suite 205, San Diego, CA 92121 (or, beginning on December 12, 2016, 9605 Scranton Road, Suite 300, San Diego, CA 92121).

Item 11. Additional Information.

(a)         Agreements, Regulatory Requirements and Legal Proceedings.

(1)         Pursuant to a Contribution Agreement, dated November 8, 2016, by and between Novatel Wireless and Inseego, Novatel Wireless contributed all of its assets and liabilities (other than its mobile broadband products and services, including MiFi branded hotspots and USB modem product lines), including its equity interests in DigiCore Holdings Limited, R.E.R. Enterprises, Inc., Novatel Wireless Solutions, Inc. and each of their direct and indirect subsidiaries, to Inseego.

(2)         Not applicable.

(3)         Not applicable.

(4)         None.

(5)         None.

(c)         Other Material Information. The information set forth in the Prospectus and the accompanying Letter of Transmittal and Consent is incorporated herein by reference.

Item 12. Exhibits.

The Exhibit Index attached hereto is incorporated by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSEEGO CORP.

Date: December 8, 2016	By:	/s/ Michael A. Newman
	Name:	Michael A. Newman
	Title:	Executive Vice President, Chief Financial Officer and Assistant Secretary

S-1

EXHIBIT INDEX

(a)(1)	Prospectus, dated December 7, 2016 (incorporated herein by reference to the Registration Statement on Form S-4 filed by Inseego Corp. on December 7, 2016).

(a)(2)	Notice to certain stockholders, dated November 8, 2016 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Inseego Corp. on November 9, 2016).

(a)(3)	Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Inseego Corp. on December 7, 2016).

(a)(4)

Form of Second Supplemental Indenture, between Novatel Wireless, Inc., Inseego Corp. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form S-4 filed by Inseego Corp. on December 7, 2016).

(a)(5)	Form of Novatel Wireless, Inc.’s 5.50% Convertible Senior Note due 2020 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Novatel Wireless, Inc. on June 10, 2015).

(a)(6)

Form of Indenture, between Inseego Corp. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-4 filed by Inseego Corp. on December 7, 2016).

(a)(7)	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form S-4 filed by Inseego Corp. on December 7, 2016).

(a)(8)	Press Release, dated December 8, 2016.

(b)	Not applicable.

(d)(1)

Indenture, dated as of June 10, 2015, between Novatel Wireless, Inc. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Novatel Wireless, Inc. on June 10, 2015).

(d)(2)

First Supplemental Indenture, dated November 8, 2016, among Novatel Wireless, Inc., Inseego Corp. and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Novatel Wireless, Inc. on November 9, 2016).

(d)(3)

Investors’ Rights Agreement, dated September 8, 2014, by and between Novatel Wireless, Inc. and HC2 Holdings 2, Inc. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on September 8, 2014).

(d)(4)

Warrant to Purchase Common Stock issued to HC2 Holdings 2, Inc., dated September 8, 2014 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on September 8, 2014).

(d)(5)

Warrant to Purchase Common Stock issued to HC2 Holdings 2, Inc., dated March 26, 2015 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on April 1, 2015).

(d)(6)	Amended and Restated Inseego Corp. 2000 Employee Stock Purchase Plan (incorporated herein by reference to Appendix A to the Form 14A filed by Novatel Wireless, Inc. on May 2, 2011).

(d)(7)

Amended and Restated Inseego Corp. 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed by Novatel Wireless, Inc. on August 9, 2007).

E-1

(d)(8)

Amended and Restated Inseego Corp. 2009 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on June 20, 2016).

(d)(9)

Amended and Restated Inseego Corp. 2015 Incentive Compensation Plan (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed by Novatel Wireless, Inc. on October 1, 2015).

(d)(10)

Contribution Agreement, dated November 8, 2016, by and between Novatel Wireless, Inc. and Inseego Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on November 9, 2016).

(g)	Not applicable.

(h)	Not applicable.

E-2